

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-Mail
Simon J. Michael
Manager
Balch Hill Partners, L.P.
2778 Green Street
San Francisco, CA 94123

> **Re: sTec, Inc.**
> **Soliciting Material on Schedule 14A**
> **Filed June 10, 2013 by Balch Hill Partners, L.P. et al.**
> **File No. 000-31623**

Dear Mr. Michael:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

The Board Must be Held Accountable for the Company's Poor Operating and Financial Performance

The Results Speak for Themselves, page 3

1.   We noticed the statement in the last sentence of the first bullet point that sTec began to reduce its R&D spending after you filed Schedule 13D and sent an open letter. This statement suggests that sTec's reduction in R&D was taken in direct response to, or otherwise may be construed as a direct result of, your actions. Please clarify how this conclusion was reached.

2.   On page 4, the filing states that the participants "have serious concerns that the Company may burn through its cash by mid-2014." Please provide supplemental information, or further disclosure in the next filing made pursuant to Rule 14a-6, as appropriate, to support this statement. In addition, in the first sentence on page 5:

- Clarify what is meant by "nearing a point of no return"; and

- Disclose how the participants determined that there will be "further" erosion in shareholder value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for its accuracy and adequacy. Please be aware that:

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP
        65 East 55th Street
        New York, NY 10022